SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02041650

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number – 1-15182

P.E.
6-4-02

Report on Form 6-K for the June 4, 2002


SEC MAIL
PROCESSING
RECEIVED
JUN 2 0 2002
WASH, D.C.
154
SECTION

DR. REDDY'S LABORATORIES LIMITED
(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-3731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).

Not applicable.

Table of Contents

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dr. Reddy's Laboratories Limited

____
(Registrant)

Date: 12.06.2002

By:  ____________________
(Signature)*
Santosh Kumar Nair
Company Secretary

* Print the name and title of the signing officer under his signature.

Press Release



DR. REDDY'S

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

Dr. Reddy's revenues up 58% to Rs.15.5 billion; Net Profit at Rs.4.6 billion

Hyderabad, India, June 4, 2002: Dr. Reddy's Laboratories today announced its financial results for the financial year ended March 31, 2002.

Notes

1. *All the comparisons and analysis are for the Indian GAAP financials for FY02 over FY01.*
2. *Detailed analysis of the financials is available on the Company's website at* www.drreddys.com.

Key highlights

- Sales increased by 58% to Rs.15,578 million from Rs.9,841 million in fiscal 2001, driven primarily by exponential growth in the US generics business.
- Total income from operations for the year at Rs.16,001 million. This includes:
  - Net sales of Rs.15,578 million.
  - Drug discovery income of Rs.344 million.
  - Contract research service fees of Rs.79 million.
- Total Income increased to Rs.16,516 million from Rs.10,016 million in FY01.
- Net Profit grew to Rs.4,596 million from Rs.1,445 million in the last fiscal. Net profit margin increased to 30% of sales from 15% in FY01.
- Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) increased to Rs.5,314 million from Rs.2,606 million in fiscal 2001. EBITDA at 34% of total sales.
- Earnings per share (EPS) for the year at Rs.60.41 in comparison to Rs.22.83 in FY01.
- International sales grew by 113% to Rs.9,537 million from Rs.4,479 million in FY01, contributing 61% of the total turnover.
- Generics sales grew to Rs.4066 million from Rs.304 million in the last fiscal.
- The R&D spend for the year at Rs.980 million is 6.3% of total revenue.
- First overseas acquisition: The Company acquired BMS Laboratories and Meridian Healthcare UK Limited in the fourth quarter of FY02. The acquired companies are niche generic players with marketing rights to over 100 products.

Generics highlights

- Revenues in this segment increased from Rs.304 million to Rs.4,066 million.
- Fluoxetine sales at Rs.3,286 million contributed 81% to the total generics turnover.
- 12 ANDAs filed during the year, taking total filings to 24.
- 14 ANDAs pending approval with the United States Food and Drug Administration (USFDA), addressing innovator annual brand sales of US $ 14 billion. This includes 7 Para IV filings.
- A New Drug Application filed for Amlodipine Maleate under Section 505 (b)(2), involving a salt change.

Branded Formulations highlights

- Revenues in this segment grew by 23% to Rs.6,057 million from Rs.4,938 million in fiscal 2001.

Branded Formulations – India

- Sales at Rs.4,042 million recorded a growth of 11%. Industry growth rate at 10.6% (ORG MAT March'02).
- Growth driven by the performance of top brands like Nise (Nimesulide), Omez (Omeprazole) & Stamlo Beta (Amlodipine+Atenolol) and new products launched during the current fiscal. Top 10 brands contributed 53%.
- 19 new brands launched in the current fiscal, contributed 5% to the total turnover.
- Cardiovasculars (23%), pain management (19%) and gastrointestinals (19%) continue to be major contributors.
- Revenues of the six dental brands acquired from Group Pharmaceuticals commenced in fourth quarter and contributed Rs.23 million in sales.
- As per ORG Mar'02, the Company is ranked 6th in the Indian formulations market with market share of 2.6%.
- Company ranked 5th as per CMARC prescription audit (Nov'01-Feb'02).

Branded Formulations - International

- Total sales at Rs.2,015 million, year-on-year growth of 55%.
- International revenues contributed 67% to the segment's revenues.
- Sales to Russia grew by 100% to Rs.1,297 million driving the growth for the entire international business.
- Russia – Key products like Ciprolet, Enam, Omez, Ketroloc and Exifine.

Active Pharmaceutical Ingredients

- Sales in this segment increased by 16% to Rs.4,997 million.
- Sales in India at Rs.1,641 million, a growth of 15% driven by increased sales of Sparfloxacin, Ciprofloxacin, Pantaprazole and new products.
- International revenues increased by 17% to Rs.3,356 million.
- Regulatory filings:
    - Filed 8 US DMFs during the year taking the total filings to 26
    - Filed 34 dossiers in Europe during the year.

Emerging Businesses

- Sales of Oncology products at Rs.253 million, registered a growth of 38%.
- New product launches fuelled growth – Grastim (Filgrastim), Lomtin (Lomustine), Tabi (Bicalutamide) and line extensions of Docetere 120 mg (Docetaxel) and Cytogem 100 mg (Gemcitabine Hydrochloride).

Drug Discovery

- Drug discovery income of Rs.344 million
    - Upfront payment of Rs.236 million (US $5 million) from Novartis for DRF 4158.
    - Milestone payment of Rs.108 million (US $2.25 million) from Novo Nordisk on DRF 2725 entering Phase III trials.

General information

The following matters were considered and adopted by the Board of Directors of Dr. Reddy's Laboratories today:

- Audited financial results for the year ended March 31, 2002 as required under Clause 41 of the listing agreement.
- The board has recommended a dividend of Rs.2.50 on each equity share of Rs.5.
- Mr Anupam Puri has been appointed as additional director on the Board of the Company.
  Mr Puri was the head of the India practice of McKinsey & Company, a leading management consultancy firm, which he served for 30 years before retiring in 2000.
- The board has approved a further investment of Rs.250 million in the equity share capital of Aurigene Discovery Technologies Ltd., a wholly-owned subsidiary of the Company.

About Dr. Reddy's

Established in 1984, Dr. Reddy's Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven basic research capabilities. The company develops, manufactures and markets a wide range of pharmaceutical products in India and overseas. Dr. Reddy's produces finished dosage forms, active pharmaceutical ingredients, diagnostic kits, critical care and biotechnology products. The basic research programme of Dr. Reddy's focuses on cancer, diabetes, bacterial infections and pain management.

Contact Information

Media: Contact R Rammohan at rammohanr@drreddys.com or Sabiha Hussain at sabihahussain@drreddys.com or on +91-40-6511620 at Corporate Communications, Dr. Reddy's Laboratories, Hyderabad, India.

Investors and Financial Analysts: Contact Artie Rokkam at artie@drreddys.com/ Nikhil Shah at nikhilshah@drreddys.com or on +91-40-3736338 at Investor Relations, Dr. Reddy's Laboratories, Hyderabad, India.

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

--o0o--

Dr. Reddy's Laboratories Ltd.

7-1-27 Ameerpet,
Hyderabad 500 016, India

Tel : 91 40 373 1946
Fax : 91 40 373 1955

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2002

All amounts in Indian Rupees lakhs, except share data

Sl No.	PARTICULARS	9 months ended	Quarter ended		Year ended	
		31.12.2001 (Unaudited)	31.03.2002 (Unaudited)	31.03.2001 (Unaudited)	31.03.2002 (Audited)	31.03.2001 (Audited)
1	Net Sales / Income from Operations (including Excise Duty)	119,006	41,004	28,537	160,010	98,411
	Other Income	3,761	1,392	349	5,153	1,749
3	Total Income (1 + 2)	122,767	42,396	28,886	165,163	100,160
4	Total Expenditure	82,491	29,536	20,588	112,027	74,099
a	(Increase)/Decrease in stock	(4,321)	3,220	(828)	(1,101)	(2,849)
b	Material consumed	35,115	8,882	7,366	43,997	34,932
c	Excise duty	5,813	2,084	1,685	7,897	7,135
d	Research and development expenses	6,012	3,791	2,208	9,803	4,154
e	Personnel costs	7,090	2,969	2,101	10,059	7,640
f	Deferred revenue expenditure written-off (Note 4)	9,314	-	-	9,314	-
g	Provision for decline in long-term investments	1,518	656	-	2,174	-
h	Other expenditure	21,950	7,934	8,056	29,884	23,087
5	Profit Before Interest, Depreciation, Amortisation, Tax (3 - 4)	40,276	12,860	8,298	53,136	26,061
6	Interest	685	405	798	1,090	4,028
7	Profit After Interest but Before Depreciation, Amortisation, Tax (5 - 6)	39,591	12,455	7,500	52,046	22,033
8	Depreciation & Amortisation of Brand Acquisition Cost	3,590	1,379	1,435	4,969	4,479
	Provision for Taxation	3,246	706	1,805	3,952	3,108
10	Deferred Tax Expense/(Benefit)	(3,092)	252	-	(2,840)	-
11	Net Profit (7 - 8 - 9 - 10)	35,847	10,118	4,260	45,965	14,446
12	Paid - up Equity Share Capital (Face value Rs.5/-(previous year Rs.10/-) each	3,826	3,826	3,159	3,826	3,159
13	Reserves (Excluding Revaluation Reserve)	-	-	-	141,973	52,161
14	Aggregate of Non-Promoter share holding					
	-Number of Shares (Face value Rs.5/-(previous year Rs.10/-) each)	56,628,148	56,634,748	21,643,434	56,634,748	21,643,434
	-Percentage of share holding	74.01	74.02	68.52	74.02	68.52
15	Basic and Diluted EPS for the period (in Rupees) per Rs.5/- share (Note 8)	47.20 (Not Annualised)	13.30 (Not Annualised)	6.73 (Not Annualised)	60.41	22.83

Sales for the quarter and year ended March 31, 2002 includes sales of Rs.6,536 lakhs and Rs.32,857 lakhs respectively of Fluoxetine 40mg (for which the company has been granted 180 days marketing exclusivity by US FDA that commenced in August 2001 and completed in January 2002).

DR. REDDY'S LABORATORIES LIMITED

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2002

All amounts in Indian Rupees lakhs, except share data

Sl. No.	PARTICULARS	9 months ended 31.12.2001 (Unaudited)	Quarter ended 31.03.2002 (Unaudited)	Year ended 31.03.2002 (Audited)
	Segment wise Revenue, Results and Capital Employed:			
1	**Segment Revenue :**			
	a) Active Pharmaceutical Ingredients and Intermediates	42,507	17,011	59,518
	b) Formulations	47,028	15,909	62,937
	c) Generics	33,091	8,319	41,410
	d) Diagnostics, Critical Care and Biotechnology	3,133	1,112	4,245
	e) Drug Discovery	3,436	-	3,436
	Total	129,195	42,351	171,546
	Less: Inter segment revenue	8,566	1,897	10,463
	Add : Other unallocable income	2,138	1,942	4,080
	Total Income	122,767	42,396	165,163
2	**Segment Results :**			
	(Profit)(+)/loss(-) before tax and interest from each segment			
	a) Active Pharmaceutical Ingredients and Intermediates	4,693	3,373	8,066
	b) Formulations	17,295	4,526	21,821
	c) Generics	27,377	6,647	34,024
	d) Diagnostics, Critical Care and Biotechnology	224	(287)	(63)
	e) Drug Discovery	8	(1,764)	(1,756)
	Total	49,597	12,495	62,092
	Less: (i) Interest	685	405	1,090
	(ii) Other un-allocable Expenditure net off un-allocable	12,911	1,014	13,925
	Total Profit before tax	36,001	11,076	47,077
3	**Capital Employed:**			
	a) Active Pharmaceutical Ingredients and Intermediates	39,379	42,657	42,657
	b) Formulations	36,470	30,179	30,179
	c) Generics	36,148	18,866	18,866
	d) Diagnostics, Critical Care and Biotechnology	4,348	4,663	4,663
	e) Drug Discovery	479	322	322
	f) Others	25,367	53,015	53,015
	Total	142,191	149,702	149,702

Notes:

1. The above results have been taken on record by the Board of Directors of the Company at its meeting held on June 4, 2002.
2. In terms of the Accounting Standard (AS) 17- Segment Reporting issued by the Institute of Chartered Accountants of India (ICAI), the revenue, results and capital employed have been given business segment wise. Although certain assets and liabilities of the Company were used / contracted interchangeably, the Company has classified them to the segments to the extent that are identified and the balance of assets and liabilities were considered as others.
3. Income from operations for the year ended March 31, 2002 includes Rs. 3,436 lakhs towards income from licence fees. (year ended March 31, 2001 : Rs. Nil)
4. The Company has changed the accounting policy on treatment of expenditure incurred on research, product development, market development etc (collectively considered as deferred revenue expenditure) hitherto written off over the estimated period over which the benefit is expected to accrue to the year in which it is incurred. The management believes that the change would result in a more appropriate presentation of the results of the Company. Accordingly, a sum of Rs. 9314 lakhs being the un-amortised balance as at March 31, 2001 has been written off in the year ended March 31,2002.
5. In April 2001, the Company issued 66,12,500 Equity Shares of Rs.10/- each as underlying Equity Shares for the American Depository Shares. Share Premium (net of ADS issue expenses) has increased by Rs.57,166 lakhs due to the issue.
6. Pursuant to the amalgamation of American Remedies Limited, the Company has allotted 56,694 Equity Shares of Rs.10/- each to the shareholders of American Remedies Limited in the ratio of 1:12 at the meeting of Board of Directors held on September 24, 2001 as per the scheme of amalgamation approved by the Hon'ble High Courts of Andhra Pradesh and Madras.
7. The Company's Equity Shares of Rs.10/- each were sub-divided into Equity Shares of Rs.5/- each on October 25, 2001 pursuant to a resolution passed by the shareholders at the 17th Annual General Meeting held on September 24, 2001.
8. Weighted average number of equity shares outstanding during the previous year ended 31 March 2001 have been adjusted for the share split and restated accordingly.
9. In terms of the AS 22- Accounting for taxes on income issued by the ICAI, the Company has adjusted the deferred tax liability for the period up to March 31, 2001 amounting to Rs. 7190 lakhs with the opening general reserve.
10. Directors recommend a Dividend of Rs.2.50 per share subject to approval of shareholders.
11. The figures for the previous periods have been re-grouped, wherever necessary.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad
Date: June 4, 2002

G V Prasad
Executive Vice Chairman and CEO

DR. REDDY'S LABORATORIES LIMITED

CONSOLIDATED AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2002

All amounts in Indian Rupees lakhs

Sl No.	PARTICULARS	Year ended 31.03.2002 (Audited)
1	Net Sales / Income from Operations (including Excise Duty)	168,833
2	*Other Income*	5,048
3	Total Income (1 + 2)	173,881
4	Total Expenditure	121,149
a	(Increase)/Decrease in stock	(735)
b	Material consumed	45,019
c	Excise duty	7,897
d	Research and development expenses	9,589
e	Personnel costs	12,162
f	Deferred revenue expenditure written-off	9,313
g	Provision for decline in long-term investments	1,507
h	Other expenditure	36,397
5	Profit Before Interest, Depreciation, Amortisation, Tax (3 - 4)	52,732
6	Interest	1,149
7	Profit After Interest but Before Depreciation, Amortisation, Tax (5 - 6)	51,583
8	Depreciation & Amortisation of Brand Acquisition Cost	5,454
9	Provision for Taxation	4,221
10	Deferred Tax Expense/(Benefit)	(3,567)
11	Net Profit before minority interest (7 - 8 - 9 - 10)	45,475
12	Minority interest in loss of subsidiary	319
13	*Income attributable to the consolidated group*	45,794
14	Paid - up Equity Share Capital (Face value Rs.5/-(previous year Rs.10/-) each)	3,826
15	Basic and Diluted EPS for the period (in Rupees) per Rs.5/- share	60.18

The consolidated subsidiaries of the Company are listed below:

Entity (Subsidiaries)	Percentage holding (%)
OOO JV Reddy Biomed Limited	76
Reddy Pharmaceuticals Hong Kong Limited	100
Dr. Reddy's Laboratories Inc. (formerly Reddy Cheminor Inc.)	100
Reddy Cheminor S.A.	100
Reddy Antilles N.V.	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	100
Zenovus Biotech (P) Limited	100
Aurigene Discovery Technologies Limited	100
Kunshan Rotam Reddy Pharmaceutical Co. Limited	51
Compact Electric Limited	100
Cheminor Investments Limited	100
DRL Investments Limited	100
<u>Step-down subsidiaries</u>	
Reddy Netherlands B.V.	100
Reddy Pharmaceuticals Singapore Pte Limited	100
Reddy US Therapeutics Inc	90
<u>Partnership firm</u>	
Globe Enterprises	95